10026322

14
3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

RECD S.E.C.
MAR 1 2010
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~0121943~~ 2915

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Umpqua Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 S.W. Market Street, Suite 1900
(No. and Street)

Portland	Oregon	97201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jenny Staggenborg (503) 546-2414
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

805 S.W. Broadway, Ste. 1200	Portland	Oregon	97205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2|15

OATH OR AFFIRMATION

I, John Noble, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Umpqua Investments, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO
Title

OFFICIAL SEAL
MELISSA M KISER
NOTARY PUBLIC-OREGON
COMMISSION NO. 445197
MY COMMISSION EXPIRES DECEMBER 17, 2013

Notary Public Melissa M Kiser 2/26/2010

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES TO THE SIPC ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Umpqua Investments, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Umpqua Investments, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows. In performing the procedures listed below, differences of less than $1 were not considered a difference requiring reporting.

1. Compared listed assessment payments in Form SIPC-7T with respective cash disbursement records consisting of copies of cancelled checks, noting no differences.

2. Compared amounts reported on Company's annual filing of audited financial statements for the year ended December 31, 2009 with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences.

3. Compared adjustments reported in Form SIPC-7T with supporting schedules and working papers prepared by the Company, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments in Form SIPC-7T, noting no differences.

5. We were unable to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed as there was no such overpayment amount stated on Form SIPC-7T and management represented to us that no such overpayment exists.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Portland, Oregon
February 24, 2010

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT REQUIRED BY SEC RULE 17a-5

DECEMBER 31, 2009

UMPQUA INVESTMENTS, INC.

(SEC I.D. No. 8-0121943)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Umpqua Investments, Inc.

We have audited the accompanying statement of financial condition of Umpqua Investments, Inc. (the Company) as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Portland, Oregon
February 24, 2010

UMPQUA INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS		
Cash	$	134,915
Investments (cost basis of $693,388 - Note 3)		692,755
Interest and dividends receivable		5,343
Receivable from clearing organization		724,279
Furniture, equipment, and leasehold improvements, net (Note 4)		322,409
Deposits with clearing organizations		100,000
Prepaid expenses and other assets		1,315,806
Goodwill		2,715,045
Broker retention agreements, net of accumulated amortization of $1,025,542 (Note 5)		7,376,685
TOTAL ASSETS	$	13,387,237
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$	197,020
Accrued expenses and other liabilities		270,583
		467,603
COMMITMENTS AND CONTINGENCIES (Notes 10 and 12)		
STOCKHOLDER'S EQUITY		
Common stock, at stated value, authorized 1,000 shares; issued and outstanding, 600 shares		250,000
Additional paid-in capital		12,368,627
Retained earnings		301,007
Total stockholder's equity		12,919,634
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	13,387,237

See notes to the statement of financial condition.

UMPQUA INVESTMENTS, INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

The annual report of Umpqua Investments, Inc. on Form X-17A-5 at December 31, 2009 is available for examination at 200 SW Market Street, Portland, Oregon and also at the San Francisco, California office of the United States Securities and Exchange Commission. In addition, the Report of Independent Registered Public Accounting Firm on Internal Controls at December 31, 2009 is available for inspection at the Washington D.C., and San Francisco, California offices of the United States Securities and Exchange Commission.

NOTE 1 – ORGANIZATION

Umpqua Investments, Inc. (the "Company") is an Oregon corporation organized on January 1, 1991, and is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). Effective December 1, 1999, Umpqua Holdings Corporation ("Umpqua") acquired 100% of the issued and outstanding common stock of the Company. The Company is principally engaged in the general business of securities broker, agent, or principal, including buying, selling, exchanging, or otherwise in any manner dealing in stocks, bonds, evidence of property or indebtedness, or any securities or paper ordinarily or necessarily dealt with by security brokers, agents, or principals. Prior to July 2009, the Company was known as Strand, Atkinson, Williams & York, Inc.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments – Investments are classified as *Trading Securities* and reported at fair market value.

Receivable from clearing organization – Receivable from clearing organization represents amounts arising primarily in connection with security transactions, and are stated at the amount management expects to collect. No allowance is recorded as no material losses are expected. The Company monitors the credit standing of the clearing organization with which it conducts business to mitigate the Company's exposure to credit risk.

Furniture, equipment, and leasehold improvements – Furniture, equipment, and leasehold improvements are carried at cost. Depreciation is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Broker retention agreements – Broker retention agreements are amortized, generally using the straight-line basis, over the service period covered by the underlying agreements, which are three to ten years.

Income taxes – The Company files consolidated federal income tax returns with Umpqua. For financial reporting purposes, the Company recognizes income taxes on a separate return basis. Deferred tax assets and liabilities are recognized for the future tax benefits or consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company adopted the revised provisions of FASB ASC 740, *Income Taxes*, relating to the accounting for uncertainty in income taxes on January 1, 2007. Upon the implementation of the revised provisions, the Company recognized no material adjustment in the form of a liability for unrecognized tax benefits. Accrued interest related to unrecognized tax benefits is recognized in tax expense.

Use of estimates – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, expenses, gains and losses during the reporting period. Actual results could differ from those estimates.

Goodwill – Goodwill and other intangible assets with indefinite lives are not amortized but instead are tested annually for impairment. If impairment was deemed to exist, a write down of the asset would occur with a charge to earnings. The valuation of the impairment is determined using a discounted cash flow analysis of forecasted earnings. The impairment analysis requires management to make subjective judgments. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures, technology, changes in discount rates and specific industry and market conditions. The Company has determined that there is no impairment of its recorded goodwill as of December 31, 2009.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Share-based payment – The Company participates in Umpqua's stock-based compensation plans that provide for the granting of stock options and restricted stock to eligible employees and directors. In accordance with FASB ASC 718, Stock Compensation, the Company recognizes in the income statement the grant-date fair value of stock options and other equity-based forms of compensation issued to employees over the employees' requisite service period (generally the vesting period). The requisite service period may be subject to performance conditions.

The fair value of each option grant is estimated as of the grant date using the Black-Scholes option-pricing model. Expected volatility is based on the historical volatility of the price of Umpqua's common stock. Historical data is used to estimate option exercise and stock option forfeiture rates within the valuation model. The expected term of options granted is determined based on historical experience with similar options, giving consideration to the contractual terms and vesting schedules, and represents the period of time that options granted are expected to be outstanding. The expected dividend yield is based on dividend trends and the market value of Umpqua's common stock at the time of grant. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant corresponding to the estimated expected term of the options granted.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Fair value measurements – FASB ASC 820, *Fair Value Measurement and Disclosures*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 establishes a three-level hierarchy for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect our estimates about market data. In general, fair values determined by Level 1 inputs utilize quoted prices for identical assets or liabilities traded in active markets that the Company has the ability to access. Fair values determined by Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Subsequent events – The Company has evaluated events and transactions for potential recognition or disclosure through February 24, 2010, the day the financial statements were available to be issued.

NOTE 3 – INVESTMENTS

Investments owned are held at market value and consist of municipal bonds and equities at December 31, 2009.

NOTE 4 – FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements consist of the following at December 31, 2009:

		Estimated Useful Lives
Furniture, fixtures, and equipment	$ 860,596	5 – 10 years
Leasehold improvements	304,356	9 – 15 years
Software	137,193	3 – 5 years
Total	1,302,145	
Less accumulated depreciation and amortization	(979,736)	
Total	$ 322,409	

NOTE 5 – BROKER RETENTION AGREEMENTS

The Company has entered into agreements, whereby it issued forgivable notes to certain employees, of which $7,376,685 is outstanding at December 31, 2009. The notes have due dates of three to ten years and will be forgiven ratably on each anniversary of continuous employment with the Company. Agreements entered in 2009 consisted of a non-forgivable promissory note and a transition agreement, with offsetting payments between the employee and the Company. If employment ceases before the due date of the related note, the remaining principal and accrued interest owing is payable to the Company in full, except under certain predetermined circumstances.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1).

At December 31, 2009, the Company had net capital of $1,156,080 which was $1,056,080 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .40 to 1.

NOTE 7 – INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and were not material as of December 31, 2009.

NOTE 8 – EMPLOYEE BENEFIT PLAN

Substantially all employees of the Company are eligible to participate in a 401(k) plan sponsored by Umpqua. Contributions for the plan are at the discretion of the Company's management.

NOTE 9 – STOCK OPTION PLANS

The following table summarizes information about stock option activity for the year ended December 31, 2009:

	2009	
	Options Outstanding	Weighted Avg. Exercise Price
Balance, beginning of year	36,925	$ 17.48
Granted	-	$ -
Acquisitions	-	$ -
Exercised	(625)	$ 9.75
Forfeited/expired	(9,800)	$ 24.76
Balance, end of year	26,500	$ 14.98
Options exercisable, end of year	9,700	$ 15.94

The following table summarizes information about outstanding stock options issued under all plans as of December 31, 2009:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted Avg. Remaining Contractual Life (Years)	Weighted Avg. Exercise Price	Options Exercisable	Weighted Avg. Exercise Price
$8.50 to $8.50	2,500	0.4	$ 8.50	2,500	$ 8.50
$13.93 to $13.93	20,000	9.0	$ 13.93	4,000	$ 13.93
$24.25 to $24.25	4,000	3.8	$ 24.25	3,200	$ 24.25
	26,500	7.4	$ 14.98	9,700	$ 15.94

NOTE 9 – STOCK OPTION PLANS – Continued

The total intrinsic value (which is the amount by which the stock price exceeds the exercise price) of both options outstanding and options exercisable as of December 31, 2009, was $12,275 and $12,275, respectively. The weighted average remaining contractual term of options exercisable was 5.07 years as of December 31, 2009. The total intrinsic value of options exercised was $600 in the year ended December 31, 2009. During the year ended December 31, 2009, the amount of cash received from the exercise of stock options was $6,094.

Restricted shares issued generally vest on an annual basis over five years. The following table summarizes information about non-vested restricted shares activity for the year end December 31:

	2009	
	Restricted Shares Outstanding	Average Grant Date Fair Value
Balance, beginning of year	-	$ -
Granted	4,400	$ 9.17
Balance, end of year	4,400	$ 9.17

For the year ended December 31, 2009, the Company received income tax benefits of $240 related to the exercise of non-qualified employee stock options. For the year ended December 31, 2009, the Company had net tax deficiencies (tax deficiency resulting from tax deductions less than the compensation cost recognized) of $850. Only cash flows from gross excess tax benefits are classified as financing cash flows.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

The Company has noncancelable operating leases which expire during the next ten years, including leased premises for its Portland, Eugene, Lake Oswego and two Medford locations, and various leases for office equipment.

NOTE 10 – COMMITMENTS AND CONTINGENCIES – Continued

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2009 are as follows:

Year Ending December 31	
2010	$ 653,981
2011	349,555
2012	245,272
2013	153,456
2014	119,674
Thereafter	206,708
Total future minimum lease payments	$ 1,728,646

In the ordinary course of business, the Company is a party to various legal and regulatory claims, actions, and complaints. Although the ultimate resolution of these matters cannot be predicted with certainty, management believes that the likelihood of these matters having a material adverse effect beyond amounts already recorded by the Company is remote.

The Company is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to the Company. Clients are required to complete their transactions on settlement date, generally three business days after trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. The Company has established various procedures to reduce this risk, and therefore the potential for the Company to make payments under these client transactions is remote. Accordingly, no liability has been recognized for these transactions.

NOTE 11 – RELATED PARTY BALANCES AND TRANSACTIONS

Related parties consist of Umpqua, Umpqua's wholly-owned subsidiary bank (Umpqua Bank), and principal officers and employees of Umpqua, Umpqua Bank, and the Company. Included in prepaid expenses and other assets is $11,098 of employee advances.

NOTE 11 – RELATED PARTY BALANCES AND TRANSACTIONS – Continued

In the normal course of business, the Company receives funds from and advances funds to Umpqua. These receivables and payables are short-term in nature and bear no interest. Included in accrued expenses and other liabilities is $64,940 payable to Umpqua. Included in prepaid expenses and other assets is $49,554 receivable from Umpqua.

NOTE 12 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 13 – FAIR VALUE

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2009:

	Fair Value Measurements			
Description	**Total**	**Level 1**	**Level 2**	**Level 3**
Trading securities	$ 692,755	$ 692,755	$ -	$ -

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

Trading Securities – Fair values for trading securities are based on quoted market prices.

NOTE 14 – EXEMPTION FROM RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under subparagraph (k)(2)(ii) as all customer transactions are cleared through a clearing agent on a fully disclosed basis. The agreements with the clearing agent provides for payment of an agent clearing fee.